TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell ML1 4WR

Scotland, United Kingdom

February 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Jordan Nimitz / Ms. Celeste Murphy

Re: TC BioPharm (Holdings) plc

Registration Statement on Form F-1, File No. 333-260492

Registration Statement on Form F-6, File No. 333-262149

Registration Statement on Form 8-A, File No. 001-41231

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 3, 2022

Requested Time: 4:00 pm, Eastern Time

Ladies and Gentlemen:

TC BioPharm (Holdings) plc (the “Company”) hereby requests that the effective dates of each of the following be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, as applicable, in each case so that each will be declared and become effective at 4.00 p.m. Eastern time on February 3, 2022, or as soon thereafter as possible: (i) the Company’s Registration Statement on Form F-1, as amended (File No. 333-260492), (ii) the Registration Statement on Form F-6, as amended (File No. 333-262149) and (iii) the Form 8-A (File No. 001-41231).

Please contact our counsel, Andrew D. Hudders of Golenbock Eiseman Assor Bell & Peskoe LLP, on (212) 907-3390 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Hudders by telephone when this request for acceleration has been granted.

Sincerely yours,

/s/ Martin Thorp

Martin Thorp

Chief Financial Officer